Exhibit 2.1

EXECUTION COPY

PURCHASE AND SALE AGREEMENT

AMONG

SAVIENT PHARMACEUTICALS, INC.

AND

SAVIENT PHARMA HOLDINGS, INC.,

ON THE ONE HAND,

AND

INGLEBY (1705) LIMITED,

ON THE OTHER HAND

August 4, 2006

TABLE OF CONTENTS

ARTICLE I.	PURCHASE OF SHARES AND ASSETS	1

ARTICLE II.	REPRESENTATIONS AND WARRANTIES OF THE SAVIENT COMPANIES	5

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ARTICLE III.	REPRESENTATIONS AND WARRANTIES OF THE BUYER	23

Section 3.1	Organization; Qualification and Corporate Power	23
Section 3.2	Authority	23
Section 3.3	Noncontravention	23
Section 3.4	Litigation	24
Section 3.5	Investment Intent	24
Section 3.6	Due Diligence by the Buyer	24
Section 3.7	Solvency	24

ARTICLE IV.	INDEMNIFICATION	25

ARTICLE V.	TAX MATTERS	29

ARTICLE VI.	COVENANTS	33

ARTICLE VII.	MISCELLANEOUS	37

Section 7.1	Definitions	37
Section 7.2	Savient Guarantee	39
Section 7.3	[Intentionally omitted]	39
Section 7.4	Public Disclosure	39
Section 7.5	No Third-Party Beneficiaries	39
Section 7.6	Action to be Taken by Affiliates	39
Section 7.7	Entire Agreement	39
Section 7.8	Succession and Assignment	39

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-iii-

EXHIBITS AND SCHEDULES:

EXHIBIT A	Form of Stock Transfer
EXHIBIT B	Form of Bill of Sale
EXHIBIT C	Form of Patent Assignment
EXHIBIT D	Form of Trademark Assignment
EXHIBIT E	Form of Seller Letter to the FDA re Transferred NDA
EXHIBIT F	Form of Seller Letter to the Buyer re Transferred IND
EXHIBIT G	Forms of Officer’s Certificates
EXHIBIT H	Form of Instrument of Assumption
EXHIBIT I	Form of Buyer Letter to the FDA re Transferred NDA
EXHIBIT J	Form of Buyer Letter to the FDA re Transferred IND

Disclosure Schedule

Schedule 1.1(b)(i)	Transferred Patents
Schedule 1.1(b)(ii)	Transferred Trademarks
Schedule 1.3(b)	Allocation of Purchase Price
Schedule 6.5	Restricted Business
Schedule 6.6	Leases with Savient as Surety
Schedule 6.7	Retention Bonuses

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TABLE OF DEFINED TERMS

PAGE NO.

Acacia	1
Acacia Organizational Documents	6
Acquired Assets	1
Affiliate	37
Agreement	1
Allopurinol Letter Agreement	40
Applicable Territory	21
Assumed Liabilities	2
Business	38
Business Benefit Plans	16
Business Contracts	14
Business Day	38
Business Material Adverse Effect	38
Buyer	1
Buyer Indemnified Parties	25
Closing	3
Closing Date	3
Confidential Information	36
Confidentiality Agreement	40
Consolidated Financial Statements	9
Damages	25
Designated Intellectual Property	13
Disclosure Schedule	5
DPA 1998	22
EMEA	21
Employee Benefit Plan	16
Environment	18
Environmental Law	18
Environmental License	19
Environmental Matters	19
Estimated Tax Amount	32
FDA	38
Fully Indemnified Representations	38
GAAP	38
Governmental Entity	38
Guaranteed Leases	37
Indemnified Party	26
Indemnifying Party	26
Leased Real Property	12
Lien	38
Materials of Environmental Concern	18
MHRA	21
Most Recent Balance Sheet	9
Most Recent Balance Sheet Date	9
Non-Competition Period	34
Off-Site Liabilities	19
Pension Schemes	17
Permits	20
Person	38
Purchase Price	2
PwC Reports	5
Real Property Leases	12
Regulatory Authority	21
Regulatory Directives	20
Release	18
Release Arrangement	37
Restricted Business	35
Retained Marks	34
Retention Program	37
Rosemont	1
Rosemont Companies	38
Rosemont Insurance Policy	22
Rosemont Organizational Documents	6
Rosemont Shares	7
Rosemont Subsidiary	6
Rosemont Subsidiary Balance Sheet	9
Rosemont Subsidiary Organizational Documents	7
Rosemont Subsidiary Share	7
Savient	1
Savient Companies	1
Savient Group Companies	39
Savient Indemnified Parties	25
Schemes	17
Shares	1
Soltamox Contracts	2
Subsidiary	39
Tax	39
Tax Audit	32
Tax Returns	39
Third-Party Claim	26
Transferred Contracts	2
Transferred IND	2
Transferred NDA	2
Transferred Patents	1
Transferred Trademarks	2
U.S. Soltamox Product	2
Unaudited Financial Statements	9
VAT	11

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PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (the “Agreement”) is entered into as of August 4, 2006 among Savient Pharmaceuticals, Inc., a Delaware corporation (“Savient”), and Savient Pharma Holdings, Inc., a Delaware corporation (the “Seller” and together with Savient, the “Savient Companies”), on the one hand, and INGLEBY (1705) LIMITED (Registered Number 5848072), a private limited company incorporated under the laws of England and Wales (the “Buyer”), on the other hand.

INTRODUCTION

The Seller is a direct, wholly owned Subsidiary (as defined in Section 7.1) of Savient. Acacia Biopharma Limited (“Acacia”), a private limited company incorporated under the laws of England and Wales, is a direct, wholly owned Subsidiary of the Seller. Rosemont Pharmaceuticals Limited, a private limited company incorporated under the laws of England and Wales (“Rosemont”), is a direct, wholly owned Subsidiary of Acacia.

The Buyer desires to purchase from the Seller, and the Seller desires to sell to the Buyer, (i) all of the issued share capital of Acacia (the “Shares”) and (ii) certain assets and rights of the Seller described herein which relate to the Business (as defined in Section 7.1), upon the terms and subject to the conditions set forth herein.

The Buyer and the Savient Companies therefore agree as follows:

ARTICLE I.

PURCHASE OF SHARES AND ASSETS

Section 1.1 Sale and Transfer of Shares and Assets.

(a) Sale and Transfer of Shares. On the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 1.4), the Seller shall sell, convey, assign, transfer and deliver to the Buyer, and the Buyer shall purchase and acquire from the Seller, the Shares.

(b) Transfer of Assets. On the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, convey, assign, transfer and deliver to the Buyer, and the Buyer shall purchase and acquire from the Seller, all of the Seller’s right, title and interest in and to the following specifically identified assets and rights of the Seller (collectively, the “Acquired Assets”):

(i) the patents and patent applications listed on Schedule 1.1(b)(i), including all rights to sue for past infringement thereunder (the “Transferred Patents”);

(ii) the trademarks and trademark applications listed on Schedule 1.1(b)(ii), including all rights to sue for past infringement thereunder (the “Transferred Trademarks”);

(iii) the Seller’s new drug application (NDA 21-807) submitted pursuant to Section 505(b)(2) of the Federal, Food, Drug, and Cosmetic Act for Soltamox (tamoxifen citrate) Oral Solution 10 mg/5 ml (the “U.S. Soltamox Product”) and approved by the FDA (as defined in Section 7.1), including all amendments and supplements thereto (the “Transferred NDA”);

(iv) the Seller’s investigational new drug Application (IND 67,993) submitted pursuant to 21 CFR § 312 for the U.S. Soltamox Product and approved by the FDA, including all amendments thereto (the “Transferred IND”);

(v) the Seller’s rights under (A) the Manufacture and Supply Agreement dated as of April 21, 2006, among Cytogen Corporation, Rosemont and Savient, (B) the Exclusive Distribution Agreement dated as of April 21, 2006, between Cytogen Corporation and Savient, (C) the Technical Agreement dated as of May 15, 2006, among Cytogen Corporation, Rosemont and Savient (collectively, the “Soltamox Contracts”); and

(vi) Savient’s rights pursuant to the provisions of the confidentiality agreements entered into after October 1, 2002 with prospective buyers of the Business relating to confidentiality and non-solicitation of employees of Rosemont (but not any of Savient’s other rights pursuant to such agreements) (collectively with the Soltamox Contracts, the “Transferred Contracts”)

Notwithstanding anything to the contrary in this Agreement, the Acquired Assets shall not include any assets of the Seller other than those specifically identified in this Section 1.1(b).

Section 1.2 Assumption of Liabilities. On the terms and subject to the conditions of this Agreement, at the Closing, the Buyer shall assume and agree to pay, perform and discharge when due all liabilities and obligations of the Savient Companies pursuant to or arising out of the Transferred Contracts (collectively, the “Assumed Liabilities”).

Section 1.3 Purchase Price and Related Matters.

(a) Purchase Price. In consideration for the sale and transfer of the Shares and the Acquired Assets, the Buyer shall at the Closing (i) assume the Assumed Liabilities as provided in Section 1.2, and (ii) pay to the Seller an aggregate amount of U.S. $176,000,000 in cash (the “Purchase Price”), by wire transfer of immediately available funds to one or more accounts designated by the Seller.

(b) Allocation of Purchase Price. The amount of the Purchase Price and the Assumed Liabilities (to the extent characterized as liabilities for U.S. federal income Tax (as defined in Section 7.1) purposes) shall be allocated among the Acquired Assets, the Shares and the covenant in Section 6.5 in accordance with Schedule 1.3(b). Subject to Section 4.6, the Savient Companies and the Buyer agree to report the allocation as provided in the applicable sections of the Internal Revenue Code of 1986 and applicable foreign Tax laws and in accordance with such allocation and agree to prepare and file all Tax Returns (as defined in Section 7.1) in a manner consistent with such allocation.

Section 1.4 The Closing.

(a) Time and Location. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wragge & Co, 3 Waterhouse Square, 142 Holborn, London, EC1N 2SW, United Kingdom on the date hereof (the “Closing Date”) simultaneously with the entering into of this Agreement.

(b) Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Buyer:

(i) one or more certificate(s) evidencing all of the Shares;

(ii) stock transfers of all of the Shares in the form attached hereto as Exhibit A, duly executed in favor of the Buyer or its nominee(s);

(iii) a bill of sale for the Acquired Assets in the form attached hereto as Exhibit B;

(iv) a patent assignment for the Transferred Patents, substantially in the form attached hereto as Exhibit C;

(v) trademark assignments for the Transferred Trademarks, substantially in the form attached hereto as Exhibit D;

(vi) a letter to the FDA regarding the transfer of the Transferred NDA, duly executed by the Seller, substantially in the form attached hereto as Exhibit E;

(vii) a letter to the Buyer regarding the transfer of the Transferred IND, duly executed by the Seller, substantially in the form attached hereto as Exhibit F;

(viii) the certificate of incorporation, common seal (if any), minute books, statutory registers and share certificate books of each Rosemont Company (as defined in Section 7.1);

(ix) the resignations of all of the directors of each of Acacia and Rosemont (acknowledging that they have no claims outstanding for loss of office or otherwise), other than any director who is an employee of a Rosemont Company;

(x) the resignation of the auditors of each Rosemont Company, in each case including a written confirmation that, in accordance with Section 394 of the Companies Act 1985, there are no circumstances connected with their resignation which should be brought to the attention of the members or creditors of such Rosemont Company, and that no fees are due to them;

(xi) all share certificates in respect of the shares in the capital of Rosemont and the Rosemont Subsidiary (or an indemnity in customary form in respect of any missing share certificate);

(xii) documentation evidencing the complete release of any guarantees given by any Rosemont Company in respect of liabilities of any Savient Group Company (other than the Rosemont Companies);

(xiii) a certificate executed and delivered by an officer of each Savient Company in the applicable form attached as Exhibit G;

(xiv) a certificate of good standing of each Savient Company issued not earlier than five (5) days prior to the Closing Date by the Secretary of the State of Delaware; and

(xv) such other duly executed deeds, bills of sale, instruments of transfer or assumption, assignments and other instruments of conveyance as the Buyer may reasonably request to effectively consummate the transactions to be consummated at the Closing pursuant to this Agreement (it being understood that the Seller shall not be required to make any representations, warranties or covenants, expressed or implied, in any such deed, bill of sale, assignment or other instrument).

(c) Deliveries by the Buyer. At the Closing, the Buyer shall pay the Purchase Price in accordance with Section 1.3(a), and shall deliver or cause to be delivered to the Seller:

(i) an instrument of assumption with respect to the Assumed Liabilities in the form attached hereto as Exhibit H;

(ii) a letter to the FDA regarding the transfer of the Transferred NDA, duly executed by the Buyer, substantially in the form attached hereto as Exhibit I;

(iii) a letter to the FDA regarding the transfer of the Transferred IND, duly executed by the Buyer, substantially in the form attached hereto as Exhibit J; and

(iv) such other duly executed deeds, bills of sale, instruments of transfer or assumption, assignments and other instruments of conveyance as the Seller may reasonably request to effectively consummate the transactions to be consummated at the Closing pursuant to this Agreement (it being understood that the Buyer shall not be required to make any representations, warranties or covenants, expressed or implied, in any such instrument of assumption or assignment or other instrument).

Section 1.5 Closing Obligations. At the Closing the Seller and the Buyer shall:

(a) cause all stock transfers delivered duly executed in accordance with Section 1.4(b)(ii) to be resolved to be registered (subject only to their being duly stamped) notwithstanding any provision to the contrary in the Articles of Association of any relevant Rosemont Company;

(b) cause the persons nominated by the Buyer to be validly appointed as additional directors and secretary of each of Acacia and Rosemont;

(c) on those appointments being made, cause the persons whose resignations are delivered pursuant to Section 1.4(b)(ix) to cease to be directors; and

(d) procure that the auditors of each of Acacia and Rosemont shall deposit their resignations referred to in Section 1.4(b)(x) at its registered office in accordance with Section 392 of the Companies Act 1985 together with a confirmation that all fees due to the resigning auditors by that Rosemont Company have been invoiced and paid in full.

Section 1.6 Joint Obligations. At the Closing the Seller and the Buyer shall join in procuring that:

(a) PricewaterhouseCoopers LLP, Benson House, 33 Wellington Street, Leeds shall be appointed auditors of each Rosemont Company; and

(b) all existing bank mandates in force for each Rosemont Company shall be altered (in such manner as the Buyer shall at Completion require) to reflect the resignations and appointments referred to above.

Section 1.7 Seller Closing Obligation. At the Closing the Seller shall, to the extent not repaid prior to the Closing, repay to each Rosemont Company, or procure the repayment to it of, all indebtedness outstanding at the Closing from any of the Savient Group Companies (other than in respect of any trading in the ordinary course of business by such Rosemont Company with which shall be repaid in accordance with existing arrangements).

Section 1.8 Withholding Obligations. Notwithstanding any other provision in this Agreement, the Buyer shall have the right to deduct and withhold Taxes from any payments to be made hereunder if such withholding is required by law and to collect any necessary Tax forms from the recipients of payments hereunder. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the recipient of payments in respect of which such deduction and withholding was made.

Section 1.9 Seller Covenant. As of the Closing, the Seller covenants that Rosemont has unrestricted cash on hand of not less than £1,269,000.00.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE SAVIENT COMPANIES

The Savient Companies jointly and severally represent and warrant to the Buyer that, except as set forth in (i) the reports prepared by PricewaterhouseCoopers LLP dated May 31, 2006 and July 17, 2006 on the business and financial affairs of the Rosemont Companies which have been made available to the Buyer (collectively, the “PwC Reports”) or (ii) the Disclosure Schedule provided by the Savient Companies to the Buyer (the “Disclosure Schedule”):

Section 2.1 Organization, Qualification and Corporate Power.

(a) Savient. Savient is a corporation validly existing and in good standing under the laws of the State of Delaware.

(b) The Seller. The Seller is a corporation validly existing and in good standing under the laws of the State of Delaware. The Seller has all necessary corporate power and authority to own the Shares and the Acquired Assets.

(c) Acacia.

(i) Acacia is a private limited company validly existing under the laws of England and Wales.

(ii) Acacia was formed solely for the purpose of purchasing all of the then-issued share capital of Rosemont as contemplated by the Share Purchase Agreement dated as of September 20, 2002, among NED-INT Holdings Ltd, Akzo Nobel N.V. and Bio-Technology General Corp. (currently known as Savient Pharmaceuticals, Inc.) and has engaged in no other business activities other than purchasing, holding and owning all of the issued share capital of Rosemont. Acacia does not control, and since October 1, 2002 has not controlled, directly or indirectly, or have any equity interest in, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity other than Rosemont.

(iii) The Savient Companies have made available to the Buyer correct and complete copies of the memorandum and articles of association of Acacia as in effect on the date hereof (the “Acacia Organizational Documents”).

(d) Rosemont.

(i) Rosemont is a private limited company validly existing under the laws of England and Wales.

(ii) Rosemont has all necessary corporate power and authority to carry on the Business to the extent currently conducted by it. Rosemont has all necessary corporate power and authority to own and use the properties now owned and used by it. Rosemont does not control, and since October 1, 2002 has not controlled, directly or indirectly, or have any equity interest in, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity other than Rosemont Pensions Limited (the “Rosemont Subsidiary”).

(iii) The Savient Companies have made available to the Buyer correct and complete copies of the memorandum and articles of association of Rosemont as in effect on the date hereof (the “Rosemont Organizational Documents”).

(e) The Rosemont Subsidiary.

(i) The Rosemont Subsidiary is a private limited company validly existing under the laws of England and Wales.

(ii) The Rosemont Subsidiary has all necessary corporate power and authority to carry on the activities as currently conducted by it, which consists solely of acting as a corporate trustee to the Rosemont Pharmaceuticals Limited Retirement Benefits Scheme. The Rosemont Subsidiary has all necessary corporate power and authority to own and use the properties now owned and used by it. The Rosemont Subsidiary does not control, and since October 1, 2002 has not controlled, directly or indirectly, or have any equity interest in, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

(iii) The Savient Companies have made available to the Buyer correct and complete copies of the memoranda and articles of association or other similar organizational documents of the Rosemont Subsidiary as in effect on the date hereof (the “Rosemont Subsidiary Organizational Documents”).

Section 2.2 Capitalization.

(a) Acacia. Acacia has an authorized share capital of £62,928,892 divided into 62,928,892 ordinary shares of £1.00 each in the capital of the company of which 62,928,892 shares have been issued fully paid or credited as fully paid. All of the Shares are legally and beneficially owned by and registered in the name of the Seller and are free and clear of Liens (as defined in Section 7.1) and contractual restrictions. None of the Shares has been issued in violation of, or is subject to, any purchase option, call, right of first refusal, preemptive, subscription or similar right under any provision of applicable law, the Acacia Organizational Documents, or any contract or agreement to which either Savient Company or any Rosemont Company is a party.

(b) Rosemont. Rosemont has an authorized share capital of £2,000,000 divided into 8,000,000 ordinary shares of £0.25 each in the capital of the company of which 7,049,600 shares have been issued fully paid or credited as fully paid to Acacia (the “Rosemont Shares”). All of the Rosemont Shares are legally and beneficially owned by and registered in the name of Acacia and are free and clear of Liens and contractual restrictions. None of the Rosemont Shares has been issued in violation of, or is subject to, any purchase option, call, right of first refusal, preemptive, subscription or similar right under any provision of applicable law, the Rosemont Organizational Documents, or any contract or agreement to which either Savient Company or any Rosemont Company is a party.

(c) Rosemont Subsidiary. The Rosemont Subsidiary has an authorized share capital of £1,000 divided into 1,000 ordinary shares of £1.00 each in the capital of the company of which one share has been issued fully paid or credited as fully paid to Rosemont (the “Rosemont Subsidiary Share”). The Rosemont Subsidiary Share is duly authorized, validly issued and fully paid. The Rosemont Subsidiary Share is legally and beneficially owned by and registered in the name of Rosemont and is free and clear of Liens and contractual restrictions. The Rosemont Subsidiary Share has not been issued in violation of, and is not subject to, any purchase option, call, right of first refusal, preemptive, subscription or similar right under any provision of applicable law, the Rosemont Subsidiary Organizational Documents, or any contract or agreement to which either Savient Company or any Rosemont Company is a party.

(d) There are no outstanding or authorized options, warrants, rights, agreements or contracts to which either Savient Company or any Rosemont Company is a party providing for the issuance, disposition or acquisition of any shares of any Rosemont Company. To the knowledge of the Savient Companies, there are no contracts, agreements, voting trusts or proxies with respect to the voting or registration under the Securities Act of 1933 (or any similar law) of any shares of the Rosemont Companies.

Section 2.3 Authority. Each Savient Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Savient Companies have been duly authorized by all necessary corporate action on the part of the Savient Companies. This Agreement has been validly executed and delivered by each Savient Company and, assuming due execution and delivery by the Buyer, constitutes a valid and binding obligation of each Savient Company, enforceable against each Savient Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

Section 2.4 Noncontravention. The execution, delivery and performance by each Savient Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not:

(a) conflict with or violate any provision of the Acacia Organizational Documents, the Rosemont Organizational Documents, the Rosemont Subsidiary Organizational Documents or the certificate of incorporation or bylaws of any Savient Company;

(b) require on the part of either Savient Company or any Rosemont Company any filing with, or any permit, authorization, consent, approval or order of, or any registration, declaration or filing with, or notice to, any Governmental Entity (as defined in Section 7.1), except for such reports under the Securities Exchange Act of 1934 as may be required in connection with this Agreement or the transactions contemplated hereby;

(c) violate any applicable law, rule, regulation, judgment, injunction, order or decree;

(d) result in a breach of or constitute a default under (with or without due notice or lapse of time or both), or require any notice or consent under, any material contract or agreement to which either Savient Company or any Rosemont Company is a party or any Permit (as defined in Section 2.22); or

(e) result in the creation or imposition of any Lien on the Shares, any of the Acquired Assets or any of the assets or properties of any Rosemont Company.

Section 2.5 [Intentionally omitted]

Section 2.6 Financial Statements.

(a) The Savient Companies have made available to the Buyer the audited consolidated balance sheet of Acacia and Rosemont (the “Most Recent Balance Sheet”) as at December 31, 2005 (the “Most Recent Balance Sheet Date”) and the audited consolidated profit and loss accounts of Acacia and Rosemont for the year ended December 31, 2005, and the notes and directors’ report relating to them (collectively, the “Consolidated Financial Statements”). The Consolidated Financial Statements (i) have been prepared under the historical cost convention and in accordance with GAAP (as defined in Section 7.1) and the Companies Act 1985 and (ii) give a true and fair view of the consolidated state of affairs of Acacia and Rosemont as at the Most Recent Balance Sheet Date and of the consolidated profit of Acacia and Rosemont for the year ended December 31, 2005.

(b) The Savient Companies have made available to the Buyer the audited balance sheet of the Rosemont Subsidiary as at the Most Recent Balance Sheet Date (the “Rosemont Subsidiary Balance Sheet”). The Rosemont Subsidiary Balance Sheet (i) has been prepared under the historical cost convention and in accordance with GAAP and the Companies Act 1985 and (ii) gives a true and fair view of the state of affairs of the Rosemont Subsidiary as at the Most Recent Balance Sheet Date.

(c) The provision for bad or doubtful debts and the provision for depreciation of fixed assets included in the Consolidated Financial Statements were each prepared in accordance with GAAP and the policies stated in the Consolidated Financial Statements.

(d) The Savient Companies have made available to the Buyer the unaudited consolidated balance sheet of Acacia and Rosemont as at June 30, 2006 and the unaudited consolidated profit and loss accounts of Acacia and Rosemont for the six-month period ended June 30, 2006 (the “Unaudited Financial Statements”). The Unaudited Financial Statements have been prepared under the historical cost convention and in accordance with GAAP and the Companies Act 1985; provided, however, that the Unaudited Financial Statements do not include footnotes and may be subject to year-end adjustments.

(e) The Unaudited Financial Statements (i) do not materially misrepresent the revenues, expenses, assets and liabilities of Acacia and Rosemont for the period to which they relate and (ii) have been prepared in all material respects in a manner consistent with the preparation of the unaudited consolidated balance sheets of Acacia and Rosemont as at June 30, 2005, 2004 and 2003 and the unaudited consolidated profit and loss accounts of Acacia and Rosemont for the six-month periods ended on such dates.

(f) As of the Closing, Rosemont has unrestricted cash on hand of not less than £1,269,000.00.

Section 2.7 Absence of Certain Changes. Since the Most Recent Balance Sheet Date, the Business has been conducted in the ordinary course of business and, since the Most Recent Balance Sheet Date, no Rosemont Company has declared, made or paid any dividend or other distribution.

Section 2.8 Undisclosed Liabilities. None of the Rosemont Companies has any liability that would be required by GAAP to be reflected on the face of a consolidated balance sheet, except for (a) liabilities shown on the Most Recent Balance Sheet or the Rosemont Subsidiary Balance Sheet and (b) liabilities which have arisen since the Most Recent Balance Sheet Date in the ordinary course of business.

Section 2.9 Taxes.

(a) Each Rosemont Company has filed or had filed on its behalf all Tax Returns that it was required to file since January 1, 2003, all such Tax Returns were correct and complete in all material respects and timely filed and the Savient Companies have made available to the Buyer correct and complete copies of such Tax Returns. Each Rosemont Company has paid (or had paid on its behalf) all Taxes to the extent that such Taxes are due and payable before Closing.

(b) None of the Rosemont Companies, or with respect to the Business, either Savient Company, is a party to any Tax indemnification, Tax sharing, Tax allocation or similar agreement.

(c) None of the Rosemont Companies is, nor for the three-year period ended on the date of this Agreement has been, in dispute with, or the subject of, any material audit, inquiry, investigation, discover or access order by, any Tax authority.

(d) Each Rosemont Company has preserved and maintained in its possession all records required to be so preserved and maintained by applicable law relating to its Tax affairs (including records relating to transfer pricing), and such records are complete and accurate in all material respects.

(e) There is no document that effects or records a transaction which a Rosemont Company is a party where all stamp duty and stamp duty reserve tax payable on that document (or, as the case may be, in respect of the transaction it effects or records) have not been paid in full. There are no documents to which a Rosemont Company is a party held outside a jurisdiction which if they were brought into that jurisdiction in order to enforce rights of a Rosemont Company would give rise to a liability to any stamp duty and stamp duty reserve tax payable by such Rosemont Company. Since October 1, 2002, no Rosemont Company has been party to any transaction in respect of which exemption or relief has been claimed by any Rosemont Company, or to the knowledge of the Savient Companies, any other Person, from any stamp duty and stamp duty reserve tax.

(f) No Rosemont Company has in the three-year period ended on the date of this Agreement entered into or been party to any transaction (including any loan) in respect of which such Rosemont Company has adjusted (or when it comes to be made expects to adjust) any figure in a Tax return in order to comply with Tax legislation on transfer pricing and, to the knowledge of the Savient Companies, there are no transactions to which a Rosemont Company has in the three-year period ended on the date of this Agreement entered into or become a party to in respect of which the relevant Tax authority is likely to seek adjustment pursuant to Tax legislation.

(g) To the knowledge of the Savient Companies, no Rosemont Company has in the three-year period ended on the date of this Agreement been party to or otherwise involved in any scheme or arrangement the main purpose or one of the main purposes of which was to avoid Tax. To the knowledge of the Savient Companies, no Rosemont Company is or has been party to any arrangements, transaction or series of transactions which or details of which have been or will be required to be notified to any Tax authority under the provisions of any Tax legislation relating to the disclosure of Tax avoidance schemes or arrangements.

(h) Each of Acacia and Rosemont is registered for value added tax (“VAT”) in the United Kingdom and has not at any time since October 1, 2002 been treated as (nor applied to be) a member of a group of companies for the purposes of VAT. No Rosemont Company is registered (or required to be registered) for VAT or any other sales tax in any jurisdiction other than the United Kingdom. Each Rosemont Company has complied in all material respects with the Tax legislation relating to VAT and has retained in its possession all VAT records, invoices and other necessary documents required to be preserved by Tax legislation relating to VAT and all such records, invoices and documents are complete and accurate.

(i) No Rosemont Company will incur or be treated as incurring income profits or gains by reason of the entry into or performance of this Agreement including, on Closing, the transfer of the Shares to the Buyer.

(j) No Rosemont Company is liable (nor will it after Closing become liable pursuant to arrangements entered into by any Savient Company or any Rosemont Company before Closing) to make any payment in relation to (i) the reallocation, surrender or transfer of any Tax liability, loss, relief or credit or (ii) any refund (in whole or in part) of any such payment received by any Rosemont Company before Closing save (in each case) any payment or refund to another Rosemont Company.

(k) Since October 1, 2002, no Rosemont Company has been resident outside the United Kingdom for the purposes of any Tax legislation. Since October 1, 2002, no Rosemont Company has been (nor is it liable to be) assessed to Tax as the permanent establishment agent or representative of another person who is resident for Tax purposes outside the United Kingdom.

(l) No Rosemont Company is or will become liable to pay any Tax which is primarily chargeable against a Savient Group Company (other than any Tax chargeable against a Rosemont Company).

Section 2.10 Tangible Personal Property. Rosemont has good title to, or a valid leasehold interest in or a valid license or right to use, the material tangible personal property reflected on the Most Recent Balance Sheet (other than property sold, consumed or otherwise disposed of in the ordinary course of business since the Most Recent Balance Sheet Date), free and clear of any Liens. All such material tangible personal property (i) is, considered in the aggregate, in good condition (ordinary wear and tear excepted) in all material respects and (ii) has been, where necessary, regularly maintained in all material respects.

Section 2.11 Real Property.

(a) No Rosemont Company owns any real freehold property.

(b) No real property has been leased or subleased to either Acacia or the Rosemont Subsidiary. The Disclosure Schedule lists all real property leased or subleased to Rosemont at any time (the “Leased Real Property”). The Savient Companies have made available to the Buyer complete and accurate copies of the leases and subleases listed therein (the “Real Property Leases”). Each such Real Property Lease is in full force and effect and is a valid and binding obligation of Rosemont and, to the knowledge of the Savient Companies, the other party or parties thereto, enforceable against Rosemont and, to the knowledge of the Savient Companies, the other party thereto, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses. With respect to each Real Property Lease, Rosemont is not, and to the knowledge of the Savient Companies, no other party to such Real Property Lease is, in breach thereof or default thereunder (with or without due notice or lapse of time or both), except for any such breach or default that would not reasonably be expected to have a Business Material Adverse Effect.

(c)

(i) Rosemont is in exclusive and undisputed occupation of the whole of the Leased Real Property.

(ii) To the knowledge of the Savient Companies, the Leased Real Property is not subject to any lease tenancy or license (or any agreement to create any of the foregoing) to occupy (other than the Real Property Leases).

(iii) Except as referred to in the Real Property Leases and/or in superior title to the Leased Real Property, to the knowledge of the Savient Companies, no party claims the benefit of any right, easement or reservation in or over the Real Leased Property adverse to the title or interest of Rosemont or its present use.

(iv) Where required, a fire certificate has been issued for (or is in the course of being issued and, to the knowledge of the Savient Companies, there is no reason why any such certificate would not be issued) and the Leased Real Property complies in all material respects with current fire regulations.

(v) To the knowledge of the Savient Companies, none of the Rosemont Companies has at any time assigned or otherwise disposed of any freehold or leasehold property in respect of which any Rosemont Company has any continuing liability either as original contracting party or by virtue of any direct covenant or under an authorized guarantee agreement given on a sale or assignment to or from any Rosemont Company or as a surety for the obligations of any other Person in relation to any real property and no claim has been made against any Rosemont Company in respect of any leasehold property formerly held by it or in respect of which it acted as a guarantor nor has any such claim been overtly threatened.

(vi) To the knowledge of the Savient Companies, no claims have been made by the lessor of any Leased Real Property against any Rosemont Company in respect of repairs, dilapidations or any similar liability, and no other similar monetary claim is outstanding.

(vii) To the knowledge of the Savient Companies, no notices under the Landlord and Tenant (Covenants) Act 1995 have been served on any Rosemont Company.

(viii) To the knowledge of the Savient Companies, the replies to the pre-contract inquiries before contract dated July 26, 2006 given by the Savient Companies in respect of the Leased Real Property are true and accurate in all material respects.

Section 2.12 Intellectual Property.

(a) The Disclosure Schedule lists all patents, patent applications, registered trademarks and trademark applications that are material to the Business (the “Designated Intellectual Property), setting forth in each case the owner thereof. Either the Seller or Rosemont owns, or is licensed or otherwise possesses valid rights to use, the Designated Intellectual Property, free and clear of any Liens.

(b) None of the Rosemont Companies or, with respect to the Business, either Savient Company, (i) is infringing or has ever infringed any third party’s patents, trademarks, trade names, service marks or copyrights, or (ii) is misappropriating or has ever misappropriated, any third party’s trade secrets, in each case in clauses (i) and (ii) in any manner material to the Business.

(c) To the knowledge of the Savient Companies, no suit, action or proceeding which involves a claim of infringement of any third party’s patents, trademarks, trade names, service marks or copyrights, or misappropriation of any third party’s trade secrets is threatened in writing or pending against any Rosemont Company or, with respect to the Business, either Savient Company.

(d) To the knowledge of the Savient Companies, no third party is infringing any Designated Intellectual Property or misappropriating any trade secrets of the Business.

(e) To the knowledge of the Savient Companies, each Rosemont Company and, with respect to the Business, each Savient Company, has taken reasonable measures to protect and preserve the confidentiality of the trade secrets and other confidential information of the Business.

(f) The Designated Intellectual Property is valid and subsisting and, to the knowledge of the Savient Companies, there is no valid basis for any claim for revocation, amendment, opposition or rectification or any challenge to ownership or entitlement in respect of any of the Designated Intellectual Property (due to non-payment of renewal or other fees or for any other reason), except in each case in this Section 2.12(f) as is not material to the Business.

(g) The Disclosure Schedule lists (i) each license pursuant to which the Seller or Rosemont has granted to any third party any license or right to the commercial use of any of the Designated Intellectual Property and (ii) each item of Designated Intellectual Property that is owned by a Person (as defined in Section 7.1) other than the Seller or Rosemont (other than mass marketed or off-the-shelf software programs), and the license or agreement pursuant to which the Seller or Rosemont uses it.

(h) Since October 1, 2002, no material non-public information about the Rosemont Companies has been provided by or on behalf of the Savient Companies or the Rosemont Companies to any prospective purchaser of the Business in connection with such Person’s consideration of an acquisition of the Business (including the Shares and the Acquired Assets) other than to Persons who have binding confidentiality agreements with Savient, which agreements are being assigned to the Buyer in accordance with Section 1.1(a)(vi) and which Persons are listed on the Disclosure Schedule.

Section 2.13 Contracts.

(a) The Savient Companies have made available to the Buyer all of the following contracts and agreements to which any Rosemont Company is a party or pursuant to which it has an obligation or liability (excluding Real Property Leases) (together with the Transferred Contracts, the “Business Contracts”):

(i) any contract or agreement for the lease of personal property providing for annual rentals of £100,000 or more, other than any such contracts and agreements that can be terminated by any such Rosemont Company on 60 or fewer days’ notice without penalty;

(ii) any contract or agreement for the purchase by any such Rosemont Company of materials, supplies, equipment or services under which the undelivered balance of such materials, supplies, equipment or services is in excess of £25,000, other than any such contracts and agreements that can be terminated by any such Rosemont Company on 60 or fewer days’ notice without penalty;

(iii) any research, development, license, manufacturing, sales, sales agency, distribution or similar contract or agreement, including, for the avoidance of doubt, any license for the Designated Intellectual Property;

(iv) any contract or agreement for the acquisition or disposition by any such Rosemont Company of any operating business (whether by merger, share purchase, asset purchase or otherwise);

(v) any contract or agreement establishing a partnership or joint venture;

(vi) any contract or agreement under which any such Rosemont Company has created, incurred, assumed or guaranteed indebtedness for borrowed money;

(vii) any contract or agreement pursuant to which any such Rosemont Company is obligated not to compete in any line of business or with any Person in any area;

(viii) any contract or agreement between any such Rosemont Company, on the one hand, and either Savient Company or any Affiliate (as defined in Section 7.1) of a Savient Company (other than any Rosemont Company), on the other hand, other than any such contracts and agreements that will be terminated prior to, or pursuant to which any such Rosemont Company will not have any liability nor any continuing rights or obligations following, the Closing; and

(ix) any contract or agreement between any such Rosemont Company, on the one hand, and any of its respective employees, on the other hand, providing for any severance, retention or stay bonus or similar payment (but not those permitting such Rosemont Company to make a payment in lieu of notice only).

(b) Neither Savient Company is a party to any contract or agreement that relates solely or primarily to the Business, other than the Transferred Contracts.

(c) Each Business Contract is in full force and effect and is a valid and binding obligation of the Seller or a Rosemont Company, as the case may be, and, to the knowledge of the Savient Companies, the other party or parties thereto, enforceable against the Seller or such Rosemont Company, as the case may be, and, to the knowledge of the Savient Companies, the other party or parties thereto, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

(d) With respect to each Business Contract, none of the Rosemont Companies or the Seller, as applicable, nor, to the knowledge of the Savient Companies, any other party to such Business Contract, is in material breach thereof or material default thereunder (with or without due notice or lapse of time or both).

Section 2.14 Assets. The Seller owns good and valid title to all of the Acquired Assets, free and clear of all Liens.

Section 2.15 Entire Business. Assuming the Buyer has the ability to provide to the Business all corporate-level services currently provided to the Business by Savient, the Acquired Assets and the assets of the Rosemont Companies collectively are adequate to permit the Buyer to conduct the Business immediately following the Closing in all material respects as it is currently conducted. The Acquired Assets are the only assets owned or held by the Savient Companies that are used solely or primarily in the Business.

Section 2.16 Litigation.

(a) There is no action, suit or proceeding material to the Business pending before any Governmental Entity to which any Rosemont Company is a party or, to the knowledge of the Savient Companies, threatened against any Rosemont Company. There is no action, suit or proceeding material to the Business pending before any Governmental Entity to which either Savient Company is a party or, to the knowledge of the Savient Companies, threatened against either Savient Company, which relates to the Business.

(b) No Rosemont Company is a party or subject to or in default under any unsatisfied judgment, order or decree material to the Business. Neither Savient Company is a party or subject to or in default under any unsatisfied judgment, order or decree material to the Business.

Section 2.17 Employees.

(a) The Savient Companies have made available to the Buyer a list, as of the date of this Agreement, of each employee of Rosemont whose annual base compensation exceeds £40,000, along with the position and the annual base compensation of each such person.

(b) Each employee of Rosemont has entered into a confidentiality and assignment of inventions agreement or a contract of employment which includes terms relating to confidentiality and assignment of inventions with Rosemont, a copy or form of which has previously been made available to the Buyer.

(c) None of the Rosemont Companies or, with respect to the Business, either Savient Company is a party to or bound by any collective bargaining agreement. None of the Rosemont Companies or the Savient Companies has experienced, since October 1, 2002, any strikes, grievances or other collective bargaining disputes material to the Business.

(d) There are no employees of either Acacia or the Rosemont Subsidiary. There are no employees of the Savient Companies whose duties consist primarily of performing services for the Business.

Section 2.18 Employee Benefits.

(a) The Disclosure Schedule contains a complete and accurate list of all Employee Benefit Plans (as defined in this Section 2.18(a)) maintained or contributed to by Rosemont for the benefit of Rosemont’s employees (and their beneficiaries) as of the date hereof (the “Business Benefit Plans”). As used in this Agreement, “Employee Benefit Plan” means any written or oral plan or agreement involving compensation applicable to more than one employee, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, share options, share purchase, phantom shares, share appreciation or other forms of incentive compensation or post-retirement compensation or fringe benefits. Complete and accurate copies of all Business Benefit Plans and all material related trust agreements and deeds and insurance contracts have been made available to the Buyer. No Rosemont Company has agreed to make any change to or made any outstanding proposal to its employees in respect of changing any Business Benefit Plan.

(b) Neither Acacia nor the Rosemont Subsidiary maintains or contributes to any Employee Benefit Plan. Neither Savient Company currently maintains or contributes to any Employee Benefit Plan for Rosemont’s employees, other than Savient’s stock option, restricted stock and employee stock purchase plans and arrangements.

(c) Each Business Benefit Plan maintained or contributed to by Rosemont has been administered in accordance with its terms in all material respects and Rosemont has met its material obligations with respect to each such Business Benefit Plan.

(d) There are no material unfunded obligations under any Business Benefit Plan providing benefits after termination of employment to any employee of Rosemont, including under the Pension Schemes (as defined in Section 2.19(b)).

(e) There are no material termination proceedings or other claims, suits or proceedings against or involving any Business Benefit Plan or asserting any material rights or claims to benefits under any Business Benefit Plan other than, in each case, claims for benefits payable in the normal operation of the Business Benefit Plans.

(f) To the knowledge of the Savient Companies, there are no investigations by any Governmental Entity involving any Business Benefit Plan.

Section 2.19 Pensions.

(a) Other than the schemes disclosed in the Disclosure Schedule and PwC Reports (the “Schemes”) there is no legally enforceable, or to the knowledge of the Savient Companies, non-enforceable, agreement, arrangement, custom or practice for the payment of or contribution towards any pensions, allowances, lump sums or other like benefits payable on retirement or on death or during periods of sickness or disablement in operation for the benefit of any of Rosemont’s employees, directors, former employees and former directors or for the benefit of any dependants of such persons and no legally enforceable, or to the knowledge of the Savient Companies, non-enforceable, commitment has been made to any of Rosemont’s employees or directors about the introduction of any such arrangement.

(b) The governing documentation and the current rates of contributions in relation to the Rosemont Pharmaceuticals Limited Retirement Benefit Scheme and the Rosemont Pharmaceuticals Limited Stakeholder Plan (collectively, the “Pension Schemes”) have been made available to the Buyer.

(c) All benefits (other than refunds or contributions) payable under the Pension Schemes:

(i) on the death of a member who is an employee of Rosemont; or

(ii) during periods of sickness or disability of such a member,

are fully insured under a policy effected with an insurance company, and each such member who is an employee of Rosemont has been covered for such insurance at the applicable insurance company’s normal rates and on its normal terms (in each case for businesses in same industry as the Business) for a person in good health, and all insurance premiums due and payable under such insurance policies have been paid.

(d) There are no written, or to the knowledge of the Savient Companies, unwritten, claims (other than normal claims for benefits) outstanding, pending or, to the knowledge of the Savient Companies, threatened against Rosemont in respect of any matter arising in connection with the Schemes.

(e) The Pension Schemes are registered schemes as defined in Section 150 (2) Finance Act 2004.

(f) Rosemont has not participated in any occupational pension scheme other than the Rosemont Pharmaceuticals Limited Retirement Benefit Scheme.

(g) Since August 30, 1993, no Employee has had his contract of employment transferred to Rosemont from another employer in circumstances where the Transfer of Undertakings (Protection of Employment) Regulations 1981 applied to the transfer of his contract of employment.

(h) No Savient Group Company participates in a defined benefit occupational pension scheme which is primarily intended to provide benefits to employees resident in the United Kingdom.

Section 2.20 Environmental Matters.

(a) or purposes of this Agreement, the following terms have the meanings provided below.

(i) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the Environment (as defined in Section 2.20(a)(ii)) (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Materials of Environmental Concern (as defined in Section 2.20(a)(iii)).

(ii) “Environment” means any surface water, ground water, drinking water supply, land surface or subsurface strata, or ambient air.

(iii) “Materials of Environmental Concern” means (A) any substance that is regulated or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law (as defined in Section 2.20(a)(iv)) or (B) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, radioactive materials or radon.

(iv) “Environmental Law” means any law of England or Wales relating to the protection of the Environment or occupational health and safety, including any law pertaining to (A) the presence, manufacture, processing, use, treatment, storage, disposal, transportation, handling or generation of Materials of Environmental Concern; (B) air, water and noise pollution; (C) groundwater and soil contamination; or (D) the Release or threatened Release of Materials of Environmental Concern to the Environment.

(v) “Environmental Licenses” means any permit, license, authorization, consent or other approval required under any Environmental Law by any Rosemont Company or in relation to the Business.

(vi) “Environmental Matters” means any legal obligation or liability arising under Environmental Law.

(vii) “Off-Site Liabilities” means Environmental Matters resulting from any transportation, treatment, storage, disposal or Release, or the arrangement therefor, in connection with the Business of any Materials of Environmental Concern, to or at any property, location, site or facility other than a Leased Real Property.

(b) Except as would not reasonably be expected to have a Business Material Adverse Effect:

(i) to the knowledge of the Savient Companies, each of the Rosemont Companies and, with respect to the Business, each Savient Company, has at all times complied with all applicable Environmental Laws;

(ii) none of the Rosemont Companies or, with respect to the Business, either Savient Company is subject to any actual pending or threatened liability for any Off Site Liabilities;

(iii) to the knowledge of the Savient Companies, the Leased Real Properties are not contaminated with any Materials of Environmental Concern in an amount or concentration that would give rise to any clean-up or other material obligation under any applicable Environmental Law;

(iv) no Materials of Environmental Concern have been Released by any Rosemont Company at any Leased Real Property in violation of any applicable Environmental Law;

(v) none of the Rosemont Companies or, with respect to the Business, either Savient Company is subject to or in default under any unsatisfied judgment, order or decree relating to any material liability under any applicable Environmental Law;

(vi) to the knowledge of the Savient Companies, no Environmental Licenses are required for the purposes of operating the Business at the Leased Real Property; and

(vii) to the knowledge of the Savient Companies, the Disclosure Schedule contains complete and accurate copies of any inspections, investigations, studies, audits or other analyses in relation to Environmental matters relating to the Rosemont Companies or the Business.

(c) The Buyer and each Savient Company agree that the only representations and warranties of the Savient Companies herein as to any Environmental Matters, Matters of Environmental Concern, Releases, Environmental Laws and Off-Site Liabilities are those contained in Section 2.11(c)(v) and in this Section 2.20. Without limiting the generality of the foregoing, the Buyer specifically acknowledges that Environmental Matters shall not be within the scope of the representations and warranties contained in Section 2.21, Section 2.22 and Section 2.23.

Section 2.21 Legal Compliance. The Rosemont Companies and, with respect to the Business, the Savient Companies, are in compliance with all applicable laws, except where the failure to comply therewith would not reasonably be expected to have a Business Material Adverse Effect. Since October 1, 2002, none of the Rosemont Companies or either Savient Company has received written notice from any Governmental Entity alleging any failure by any Rosemont Company or, with respect to the Business, either Savient Company, to comply with any applicable law, except for any noncompliance that would not reasonably be expected to have a Business Material Adverse Effect.

Section 2.22 Permits. The Disclosure Schedule lists all permits, licenses, franchises or authorizations from any Governmental Entity held by the Seller or Rosemont that are material to the Business as currently conducted (collectively, the “Permits”). Neither Acacia nor the Rosemont Subsidiary holds any permit, license, franchise or authorization from any Governmental Entity that is material to the Business as currently conducted. Each such Permit is in full force and effect and neither the Seller nor Rosemont, as applicable, is in material violation thereof or material default thereunder and no suspension or cancellation of any such Permit has been threatened in writing, except for any failures to be in full force and effect or suspension or cancellation that, individually or in the aggregate, are not reasonably likely to have a Business Material Adverse Effect.

Section 2.23 Product Regulatory Matters.

(a) Each of the products (other than the U.S. Soltamox Product) that is currently being sold or developed by or on behalf of Rosemont is being, and at all times has been, developed and tested, as applicable, in compliance in all material respects with applicable medicines laws, regulations and relevant guidelines established by or acceptable to the Regulatory Authorities (as defined in Section 2.23(b)(ii)) in the Applicable Territory (as defined in Section 2.23(b)(i)) for such product, including, as applicable, Commission Directive 2003/94/EC in relation to good manufacturing practice, Commission Directive 2005/28/EC in relation to good clinical practice, Commission Directives 87/18/EC (as amended) and 88/320/EC in relation to good laboratory practice and Commission Directive 2001/83/EC in relation to the Community Code Relating to Medicinal Products for Human Use (collectively, the “Regulatory Directives”), as each of those Regulatory Directives are implemented into law of the Applicable Territory for such product.

(b) For purposes of this Agreement, the following terms have the meanings provided below.

(i) “Applicable Territory” means, with respect to any product (other than the U.S. Soltamox Product), the countries where such product is currently being, and has been, manufactured, developed, tested or sold by or on behalf of Rosemont.

(ii) “Regulatory Authority” means an organization with the authority to grant any approvals, licenses, registrations or authorizations necessary for the development, manufacturing, marketing and sale of drugs or pharmaceuticals (including pricing and reimbursements), including the United Kingdom Medicines and Healthcare products Regulatory Agency (“MHRA”) and European Medicines Agency (“EMEA”).

(c) Each product that is currently being sold or used in clinical trials by or on behalf of Rosemont (other than the U.S. Soltamox Product) is being, and at all times has been, manufactured and stored by Rosemont in compliance in all material respects with applicable medicines laws, regulations and relevant guidelines established by or acceptable to the Regulatory Authorities in the Applicable Territory for such product, including, as applicable, the Regulatory Directives as implemented into the law of the Applicable Territory for such product.

(d) The Savient Companies have made available to the Buyer each material registration, license, exemption, permit or other regulatory authorization (including those relating to pricing and reimbursements) filed with any Regulatory Authority in each Applicable Territory for each product that is currently being sold by or on behalf of Rosemont.

(e) The U.S. Soltamox Product referenced in the Transferred NDA, which, for the avoidance of doubt, does not include any tamoxifen product sold by or on behalf of Rosemont, has been (i) approved for sale by the FDA in the United States and (ii) developed and tested in all material respects in accordance with applicable U.S. laws and regulations, including the FDA’s investigational new drug application regulations and good clinical practice requirements.

(f) The Savient Companies have made available to the Buyer complete and correct copies of the Transferred NDA and the Transferred IND.

Section 2.24 Product Liability. No product liability or other product-related tort claims have been made, or to the knowledge of the Savient Companies, are threatened, against any Savient Company or the Rosemont Companies with respect to products sold by the Rosemont Companies since October 1, 2002. To the knowledge of the Savient Companies, there are no material defects in the design or manufacture of products sold by any Rosemont Company that would reasonably be expected to form the basis for a cause of action for product liability against the Seller or the Rosemont Companies.

Section 2.25 Brokers. There is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of either Savient Company or any Rosemont Company and who is entitled to any fee or commission from either Savient Company, any Rosemont Company or the Buyer in connection with the transactions contemplated by this Agreement, or whose fee or commission would be an Assumed Liability, other than Citigroup Global Markets Inc., whose fees and expenses shall be paid by Savient.

Section 2.26 Insurance. The Disclosure Schedule lists all insurance policies currently maintained by the Rosemont Companies (each, a “Rosemont Insurance Policy”). The Rosemont Insurance Polices are and have at all material times since October 1, 2002 been in force and, to the knowledge of the Savient Companies, (i) no act, omission, misrepresentation or non-disclosure by or on behalf of any Rosemont Company has occurred which makes any of the Rosemont Insurance Policies voidable, (ii) no circumstances have arisen which would render any of the Rosemont Insurance Policies void or unenforceable for illegality, (iii) there has not been any breach by any Rosemont Company of the terms, conditions or warranties of any of the Rosemont Insurance Policies which would entitle the relevant insurer to decline to pay all or any material part of any claim made under any Rosemont Insurance Policy.

Section 2.27 Data Protection.

(a) Neither the Seller nor any of the Savient Group Companies has shared the Personal Data with any organization competing with the Business.

(b) There are no complaints, legal actions, proceedings, access requests or, to the knowledge of the Savient Companies, investigations, outstanding from any party, including Data Subjects (as defined in the Data Protection Act 1998 (the “DPA 1998”)) and The Office of the Information Commissioner in respect of the Personal Data or the Processing of Personal Data (as defined in the DPA 1998) by any Savient Group Company.

(c) To the knowledge of the Savient Companies, none of the Savient Group Companies or its respective Data Processors (as defined in the DPA 1998) has acted, or omitted to act, in connection with the Business in any way which constitutes a breach of the DPA 1998.

Section 2.28 Competition Matters.

(a) To the knowledge of the Savient Companies, no Rosemont Company has been party to or concerned in any agreement, arrangement, understanding or concerted practice, or any other conduct or practice (unilateral or otherwise) which:

(i) contravenes the Competition Act 1998 or the Enterprise Act 2002;

(ii) infringes Articles 81 or 82 of the Treaty establishing the European Community or any similar provisions of the European Coal and Steel Community Treaty, European Atomic Energy Community Treaty or Treaties of the European Economic Area, or any other competition provision of those treaties or enacted under them including any rule relating to state aid, public procurement or anti-dumping;

(iii) was required to be furnished to the Director General of Fair Trading under the Restrictive Trade Practices Act 1976;

(iv) constitutes a breach of any relevant undertaking, order, assurance or other measure taken under the Fair Trading Act 1973, the Restrictive Trade Practices Act 1976, the Resale Prices Act 1976 or the Competition Act 1980; or

(v) infringes any competition, anti-trust or equivalent legislation of any other jurisdiction in which it conducts business or has assets or customers.

(b) To the knowledge of the Savient Companies, no Rosemont Company is currently subject to any prohibition, order, condition, undertaking, assurance or similar measure or obligation imposed by or under any of the laws listed in Section 2.28(a).

(c) To the knowledge of the Savient Companies, no Rosemont Company is currently subject to any inquiry, investigation, request for information (whether formal or informal, and whether or not in writing) by any relevant authority under any of the laws listed in Section 2.28(a).

(d) To the knowledge of the Savient Companies, particulars of any agreements, practices and arrangement to which any Rosemont Company is a party which are registrable with the Office of Fair Trading or the Competition Commission in the U.K. or with the Directorate General for Competition at the Commission of the European Communities (as the case may be) have been correctly registered.

Section 2.29 Intercompany Indebtedness. There is no indebtedness for borrowed money between any Savient Company, on the one hand, and any Rosemont Company, on the other hand.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to each Savient Company that:

Section 3.1 Organization; Qualification and Corporate Power. The Buyer is a private limited company validly existing and in good standing under the laws of England and Wales. The Buyer has all necessary corporate power and authority to carry on its business as currently conducted by it.

Section 3.2 Authority. The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Buyer of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Buyer. This Agreement has been validly executed and delivered by the Buyer and, assuming due execution and delivery by each Savient Company, constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

Section 3.3 Noncontravention. The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not:

(a) conflict with or violate any provision of the certificate of incorporation or bylaws of the Buyer;

(b) require on the part of the Buyer any filing with, or any permit, authorization, consent or approval of, any Governmental Entity, except for any filing, permit, authorization, consent or approval which if not obtained or made would not reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(c) violate any applicable law, rule, regulation, judgment, injunction, order or decree, except for any such violations which would not reasonably be expected to have a material adverse effect on the ability of the Buyer to consummate the transactions to be consummated at the Closing pursuant to this Agreement; or

(d) result in a breach of or constitute a default under (with or without due notice or lapse of time or both), or require any notice or consent under, any (i) contract or agreement to which the Buyer is a party or (ii) any permit, license, franchise or authorization held by the Buyer, in each case except as would not reasonably be expected to have a material adverse effect on the ability of the Buyer to consummate the transactions to be consummated at the Closing pursuant to this Agreement.

Section 3.4 Litigation. There is no action, suit or proceeding before any Governmental Entity pending and to which the Buyer is a party or, to the knowledge of the Buyer, threatened, which would adversely affect the Buyer’s performance of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

Section 3.5 Investment Intent. The Buyer is acquiring the Shares for investment for its own account and not with a view to the distribution of any part thereof. The Buyer acknowledges that the Shares have not been registered under U.S. federal or any applicable state, local or foreign securities laws and may be subject to resale restrictions thereunder. The Buyer further acknowledges that (a) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Shares, (b) it can bear the economic risk of an investment in the Shares for an indefinite period of time and (c) it has had the opportunity to conduct an independent due diligence review of the Business.

Section 3.6 Due Diligence by the Buyer. The representations and warranties by the Savient Companies in Article II constitute the sole and exclusive representations and warranties of the Savient Companies to the Buyer in connection with the transactions contemplated hereby, and the Buyer acknowledges and agrees that neither Savient Company is making, and the Buyer is not relying upon, any representation or warranty whatsoever, express or implied, including any implied warranty as to condition, merchantability, or suitability as to the Shares, any of Acquired Assets or any other assets of the Rosemont Companies or the Business, beyond those expressly given in Article II. The Buyer further acknowledges and agrees that any cost estimates, budgets, projections or other predictions that may have been provided to the Buyer or any of its employees, agents or representatives are not representations or warranties of the Savient Companies.

Section 3.7 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by the Buyer in order to effect the transactions contemplated by this Agreement, the Buyer and each Rosemont Company shall be able to pay its debts as they become due and payable. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent of the Buyer to defraud either present or future creditors of the Buyer or any Rosemont Company. The Buyer is not a party to, and does not have any obligation or liability under, any contract or agreement under which the Buyer has created, incurred, assumed or guaranteed indebtedness for borrowed money, other than (i) this Agreement, (ii) any agreement or arrangement relating to financing of the transactions contemplated by this Agreement and (iii) any agreement or arrangement relating to provision of working capital of the Business following the Closing.

ARTICLE IV.

INDEMNIFICATION

Section 4.1 Indemnification by the Savient Companies. Subject to the terms and conditions of this Article IV and Article V the Seller shall indemnify the Buyer in respect of, and hold the Buyer harmless against, any liabilities, monetary damages, fines, fees, penalties, costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Damages “) incurred or suffered by the Rosemont Companies, the Buyer and the Buyer’s Affiliates, and their respective officers, directors, employees, stockholders, agents and representatives (the “Buyer Indemnified Parties “), to the extent resulting from:

(a) any breach of a representation or warranty of the Savient Companies contained in Article II; or

(b) any failure of the Savient Companies to perform any covenant or agreement contained in this Agreement.

Section 4.2 Indemnification by the Buyer. Subject to the terms and conditions of this Article IV and Article V, the Buyer shall indemnify each Savient Company and its Affiliates, and their respective officers, directors, employees, stockholders, agents and representatives (the “Savient Indemnified Parties”) in respect of, and hold each Savient Indemnified Party harmless against, any Damages incurred or suffered by such Savient Indemnified Party, to the extent resulting from:

(a) any breach of a representation or warranty of the Buyer contained in Article III;

(b) any failure of the Buyer to perform any covenant or agreement contained in this Agreement;

(c) the failure of the Buyer to pay or otherwise discharge when due and payable the Assumed Liabilities, except to the extent resulting from an event or circumstance constituting a breach of any representation or warranty of the Savient Companies in Article II; or

(d) any payment or obligation performed by Savient in its capacity as surety under any of the leases set forth on Schedule 6.6.

Section 4.3 Claims for Indemnification.

(a) Third-Party Claims. All claims for indemnification made under this Agreement resulting from, relating to or arising out of a claim, action, suit, proceeding or assertion of liability asserted by a third-party against an Indemnified Party (as defined below in subsection (i)) for which indemnification may be sought (a “Third-Party Claim”) shall be made in accordance with the following procedures:

(i) A Person entitled to indemnification under this Article IV (an “Indemnified Party”) shall give prompt written notice to the Person from whom indemnification is sought (the “Indemnifying Party”) of the assertion of a Third-Party Claim. Such notice shall include a description in reasonable detail (to the extent known by the Indemnified Party) of the facts constituting the basis for such Third-Party Claim and the amount of the Damages claimed, along with copies of the relevant documents evidencing such Third-Party Claim or the basis therefor.

(ii) Within 30 days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control at its sole expense of the defense (which it is understood shall include any related settlement discussions and negotiations) of such Third-Party Claim with counsel of the Indemnifying Party’s choice. If the Indemnifying Party assumes control of such defense, the Indemnifying Party shall not be liable to any Indemnified Party for legal expenses subsequently incurred by an Indemnified Party in connection with such Third-Party Claim. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense, but the Indemnifying Party shall nevertheless have the right to participate in such defense.

(iii) The party controlling such defense shall keep the Indemnified Party (and, if different, the other party hereto) advised of the status of such Third-Party Claim and the defense thereof and shall consider recommendations made by the Indemnified Party (and, if different, the other party hereto) with respect thereto.

(iv) The Indemnified Party shall not file any papers, consent to the entry of any judgment or agree to any settlement of such Third-Party Claim without the prior written consent of the Indemnifying Party. The Indemnifying Party shall not agree to any settlement of such Third-Party Claim that imposes any liability or obligation on the Indemnified Party or that does not include a complete release of the Indemnified Party from all liability with respect thereto, in each case without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(v) The Buyer shall, and shall cause its Affiliates and employees to, cooperate with the Savient Companies in connection with the prosecution, defense, settlement or performance of the obligations of the Savient Companies under this Article IV.

(b) Procedure for Other Claims. An Indemnified Party wishing to assert a claim for indemnification under this Article IV that does not result from, relate to or arise out of a Third-Party Claim shall deliver to the Indemnifying Party a written notice promptly upon learning of such claim. Such notice shall include a description in reasonable detail (to the extent known by the Indemnified Party) of the facts constituting the basis for such claim and the amount of the Damages incurred by the Indemnified Party, along with copies of the relevant documents relating to such claim. The Indemnified Party will reasonably cooperate with and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters.

Section 4.4 Survival.

(a) The representations and warranties of the Savient Companies set forth in Article II and of the Buyer set forth in Article III shall survive the Closing and the consummation of the transactions contemplated hereby solely for the purposes of Section 4.1 and Section 4.2, and shall terminate on March 31, 2008. Notwithstanding the foregoing, (i) the representations and warranties of the Savient Companies contained in Section 2.9 shall survive the Closing and the consummation of the transactions contemplated hereby until the expiration of the applicable statute of limitations and (ii) the Fully Indemnified Representations (as defined in Section 7.1) and the representations and warranties of the Buyer contained in Section 3.1 and Section 3.2, shall survive the Closing and the consummation of the transactions contemplated hereby without limitation.

(b) None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing only until the expiration of the term of the undertaking set forth in such agreement and covenant.

(c) No party shall have any liability or obligation of any nature with respect to any representation, warranty, agreement or covenant after the termination thereof; provided, however, that if an indemnification claim is properly asserted in writing pursuant to Section 4.3 prior to the expiration as provided in Section 4.4(a) of the representation, warranty, covenant or agreement that is the basis for such claim, then such representation, warranty, covenant or agreement shall survive until, but only for the purpose of, the resolution of such claim.

Section 4.5 Limitations.

(a) Notwithstanding anything to the contrary contained in this Agreement, the following limitations shall apply to indemnification claims under this Agreement:

(i) no individual claim (or series of related claims) for indemnification under Section 4.1(a) shall be valid and assertable unless it is (or they are) for an amount in excess of $25,000, in which case, subject to the other limitations and terms of this Article IV, the Seller shall be liable to the applicable Buyer Indemnified Party for the full amount of such claim;

(ii) the Seller shall be liable with respect to claims under Section 4.1(a) for only that portion of the aggregate Damages related to such claims (excluding any claims disallowed under Section 4.5(a)(i)), exceeding $1,000,000; and

(iii) the aggregate liability of the Seller for all Damages under Section 4.1(a) shall not exceed an amount equal to 30% of the Purchase Price.

Notwithstanding the foregoing, the limitations in Section 4.5(a) shall not apply to any Damages resulting from a breach of a Fully Indemnified Representation.

(b) In no event shall any Indemnifying Party be responsible or liable for any Damages or other amounts under this Article IV that are punitive except to the extent such Damages are components of awards or judgments payable to third parties in Third Party Claims. Each of the Buyer, the Savient Companies and the Indemnified Party with respect to any indemnification claim shall (and shall cause its Affiliates to) use commercially reasonable efforts to pursue all legal rights and remedies available in order to minimize the Damages for which indemnification is provided to it under this Article IV.

(c) Effective as of the Closing, the Buyer hereby waives and releases and shall cause each Rosemont Company to waive and release, any claim that such Rosemont Company may have against each Savient Company or its Affiliates as of the Closing Date.

(d) The amount of Damages recoverable by an Indemnified Party under this Article IV with respect to an indemnity claim shall be reduced by (i) the amount of any payment received by such Indemnified Party (or an Affiliate thereof) from an insurance carrier with respect to the Damages to which such indemnity claim relates and (ii) the amount of any Tax benefit (other than any Tax benefit which is a refund or credit to which th Indemnifying Party is entitled and receives in accordance with Section 5.3) realized by such Indemnified Party (or an Affiliate thereof) which is attributable to the Damages to which such indemnity claim relates. An Indemnified Party shall use commercially reasonable efforts to pursue, and to cause its Affiliates to pursue, all insurance claims and Tax benefits to which it may be entitled in connection with any Damages it incurs, and each of the Buyer, the Savient Companies and the Indemnified Party with respect to any indemnification claim shall cooperate with each other in pursuing insurance claims with respect to any Damages or any indemnification obligations with respect to Damages. If an Indemnified Party (or an Affiliate) receives any insurance payment in connection with any claim for Damages for which it has already received an indemnification payment from the Indemnifying Party, it shall pay to the Indemnifying Party, within 30 days of receiving such insurance payment, an amount equal to the excess of (i) the amount previously received by the Indemnified Party under this Article IV with respect to such claim plus the amount of the insurance payments received, over (ii) the amount of Damages with respect to such claim which the Indemnified Party has become entitled to receive under this Article IV.

(e) Except for claims for (i) equitable relief, including specific performance, made with respect to breaches of any covenant or agreement contained in this Agreement and (ii) fraud or willful misrepresentation, the rights of the Indemnified Parties under this Article IV shall be the sole and exclusive remedies of the Indemnified Parties and their respective Affiliates with respect to claims relating to breaches by any party hereto of any representation, warranty, covenant or agreement contained in this Agreement or otherwise relating to the transactions that are the subject of this Agreement.

(f) Notwithstanding anything in this Article IV to the contrary, in the event of any breach of a representation or warranty by any party hereto that constitutes fraud by such party, (i) the Buyer Indemnified Parties shall be entitled to be indemnified for the breach of representation or warranty constituting such fraud (and only such breach) until the applicable statue of limitations, notwithstanding the earlier expiration of such representation or warranty pursuant to Section 4.4(a) and (ii) the limitations set forth in Section 4.5(a) shall not apply to any Damages that any Buyer Indemnified Party or Seller Indemnified Party, respectively, may suffer as a result of such fraud.

Section 4.6 Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Buyer and the Savient Companies as an adjustment to the Purchase Price.

ARTICLE V.

TAX MATTERS

Section 5.1 Preparation and Filing of Tax Returns; Payment of Taxes.

(a) Each Savient Company shall be responsible for the preparation and filing of (i) its Tax Returns for all periods (including its consolidated, unitary, and combined Tax Returns which include the operations of the Business for any period ending on or before the Closing Date) and (ii) all Tax Returns for any income or corporation Taxes of each Rosemont Company for all taxable periods that end on or before the Closing Date and all other Tax Returns of each Rosemont Company required to be filed (taking into account extensions) prior to the Closing Date. The Buyer shall make, or cause to be made, all payments of Taxes which are payable on or after the Closing Date (whether relating to a pre-Closing or post-Closing Tax period), and the Seller shall, subject to Section 5.6(a), promptly reimburse the Buyer for the amount of such Taxes to the extent such Taxes are attributable (as determined under Section 5.2) to periods ending on or before the Closing Date. The Buyer shall promptly reimburse each Savient Indemnified Party (to the extent such Savient Indemnified Party is not otherwise reimbursed) for the amount of any Taxes of the Rosemont Companies which are assessed on and paid by such Savient Indemnified Party to the extent such Taxes are attributable (as determined under Section 5.2) to periods following the Closing Date.

(b) The Buyer shall be responsible for the preparation and filing of all other Tax Returns for the Rosemont Companies and the Business. The Buyer shall make or cause to be made all payments required with respect to any such Tax Returns; provided, however, that the Seller shall, subject to Section 5.6(a), promptly reimburse the Buyer to the extent any payment the Buyer is required to make relates to the operations of the Business for any period ending (or deemed pursuant to Section 5.2(b) to end) on or before the Closing Date.

(c) Any Tax Return of each Rosemont Company to be prepared and filed for taxable periods beginning before the Closing Date and ending after the Closing Date shall be prepared on a basis consistent with the last previous similar Tax Return (including, for the avoidance of doubt, by using any elections, allowances or other methods of tax accounting as used by the Rosemont Companies for such previous periods), and the Buyer shall consult with Savient concerning each such Tax Return and report all items with respect to the period ending on the Closing Date in accordance with the instructions of Savient; provided, however, that if any of the Rosemont Companies or the Buyer is advised by counsel that the filing of any Tax Return and the reporting on such Tax Return of any item in accordance with the instructions of Savient would be misleading or untrue or raises a significant possibility that any of the Rosemont Companies or Buyer would be subject to non-de minimis penalties or fines, such Rosemont Company or Buyer, as the case may be, may file such Tax Return without regard to the instructions of Savient relating to such item. The Buyer shall provide Savient with a copy of each proposed Tax Return (and such additional information regarding such Tax Return as may reasonably be requested by the Savient Companies) at least 20 days prior to the filing of such Tax Return.

(d) The Buyer shall be responsible for the payment of any transfer, sales, use, stamp duty, stamp duty reserve, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement.

(e) The Buyer shall be responsible for the payment of any and all Taxes of the Rosemont Companies arising solely in consequence of the acts or omissions of the Buyer or the Buyer’s Affiliates occurring after the Closing.

Section 5.2 Allocation of Certain Taxes.

(a) Each of the Buyer and the Savient Companies agree that if any Rosemont Company or either Savient Company is permitted but not required under applicable state, local or foreign Tax laws to treat the Closing Date as the last day of a taxable period for such Rosemont Company, the Buyer and the Savient Companies shall treat such day as the last day of a taxable period of such Rosemont Company.

(b) Any Taxes for a taxable period beginning before the Closing Date and ending after the Closing Date with respect to the Business shall be apportioned for purposes of Article V between the Seller, on the one hand, and the Buyer, on the other hand, based on the actual operations of the Business during the portion of such period ending on the Closing Date and the portion of such period beginning on the day following the Closing Date, and for purposes of the provisions of Article V and Section 5.3, each portion of such period shall be deemed to be a taxable period (whether or not it is in fact a taxable period).

(c) Any Taxes (and any deductions, expenses, credits, refunds or other relief in respect of such Taxes) of any Rosemont Company that arise as a result of the exercise of any options granted under any of Savient’s stock option plans and that are attributable to any period starting (or deemed pursuant Section 5.2(b) to start) after the Closing Date shall, for the purposes of the provisions of Article V, be deemed to be attributable to the period ending (or deemed pursuant to Section 5.2(b) to end) on the Closing Date.

Section 5.3 Refunds and Carrybacks.

(a) Savient (or, if Savient so chooses, the Seller) shall be entitled to any refunds (including any interest paid thereon) or credits of Taxes with respect to the Business attributable to taxable periods ending (or deemed pursuant to Section 5.2(b) to end) on or before the Closing Date.

(b) The Buyer and/or its Affiliates, as the case may be, shall be entitled to any refunds (including any interest paid thereon) or credits of Taxes with respect to the Business attributable to taxable periods beginning (or deemed pursuant to Section 5.2(b) to begin) after the Closing Date.

(c) The Buyer shall forward to or reimburse Savient (or, if Savient so chooses, the Seller) for any such refunds (including any interest paid thereon) or credits due to either Savient Company after receipt thereof, and the Seller shall promptly forward to the Buyer or reimburse the Buyer for any such refunds (including any interest paid thereon) or credits due the Buyer after receipt thereof.

(d) The Buyer and the Savient Companies agree that, with respect to any Tax, no Rosemont Company shall carry back any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date to any taxable period ending on or before the Closing Date, and the Buyer and the Savient Companies agree that, with respect to any Tax, no Rosemont Company shall carry forward any item of loss, deduction, allowance or credit which arises in any taxable period ending on or before the Closing Date to any taxable period ending after the Closing Date to the extent that such item of loss, deduction, allowance or credit may be utilized in any taxable period ending on or before the Closing Date.

Section 5.4 Cooperation on Tax Matters; Tax Audits.

(a) The Buyer, on the one hand, and the Savient Companies, on the other hand, and each of their respective Affiliates, shall cooperate in the preparation of all Tax Returns for any Tax periods for which the Buyer, on the one hand, or either Savient Company, on the other hand, could reasonably require the assistance of the other in obtaining any necessary information. Such cooperation shall include, but not be limited to, furnishing prior years’ Tax Returns or return preparation packages to the extent related to the Business illustrating previous reporting practices or containing historical information relevant to the preparation of such Tax Returns, and furnishing such other information within such other party’s possession requested by the party filing such Tax Returns as is relevant to their preparation. Such cooperation and information also shall include provision of powers of attorney for the purpose of signing Tax Returns and defending audits and promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any applicable Governmental Entity which relate to the Business, and providing copies of all relevant Tax Returns to the extent related to the Business, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations by any Governmental Entity and records concerning the ownership and Tax basis of property, which the requested party may possess. Each of the Buyer, on the one hand, and the Savient Companies, on the other hand, and each of their respective Affiliates shall make their respective employees and facilities available on a mutually convenient basis to explain any documents or information provided hereunder.

(b) Savient shall have the right, at its own expense, to control (or to cause the Seller to control) any audit or examination by any Governmental Entity (“Tax Audit”), initiate any claim for refund, contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to any and all Taxes for any taxable period ending on or before the Closing Date with respect to the Business. The Buyer shall have the right, at its own expense, to control any other Tax Audit, initiate any other claim for refund, and contest, resolve and defend against any other assessment, notice of deficiency, or other adjustment or proposed adjustment relating to Taxes with respect to the Business; provided that, with respect to (i) any Taxes for any taxable period beginning before the Closing Date and ending after the Closing Date and (ii) any item the adjustment of which may cause either Savient Company to become obligated to make any payment pursuant to this Section 5.4(a), the Buyer shall consult with Savient with respect to the resolution of any issue that would affect either Savient Company, and not settle any such issue, or file any amended Tax Return relating to such issue, without the prior written consent of Savient. Where consent to a settlement is withheld by Savient pursuant to this Section 5.4(b), Savient may continue or initiate any further proceedings at its own expense, provided that any liability of the Buyer, after giving effect to this Agreement, shall not exceed the liability that would have resulted had Savient not withheld its consent.

Section 5.5 Scope of Article V. Any claim by any Indemnified Party relating to a breach by the Buyer or either Savient Company of its obligations under this Article V shall be pursued in accordance with the procedures for indemnification claims set forth in Section 4.3. Notwithstanding the foregoing or any other term or condition of Section 4.3, to the extent there is any inconsistency between the terms of Section 4.3 and this Article V with respect to the allocation of responsibility between the Savient Companies, on the one hand, and the Buyer, on the other hand, for Taxes relating to the Business, the provisions of this Article V shall govern.

Section 5.6 Estimated Tax Amount.

(a) Notwithstanding anything else in this Agreement, the Seller shall not be liable to reimburse the Buyer (pursuant to this Article V) for the amount of any Taxes attributable to periods ending on or before the Closing Date, and the Seller shall not be liable to indemnify the Buyer (pursuant to Article IV) for any Damages that arise as a result of any breach of any representation or warranty contained in Section 2.9, to the extent that the Taxes (or Damages) in question may be satisfied by the Estimated Tax Amount.

(b) The estimated liability for unpaid Taxes of the Rosemont Companies attributable (as determined under Section 5.2) for all periods ending on or before the Closing Date is £416,000 (the “Estimated Tax Amount”).

(c) For the avoidance of doubt, the Estimated Tax Amount takes no account of any refunds (including any interest paid thereon) or credits of Taxes with respect to the Business attributable to taxable periods ending (or deemed pursuant to Section 5.2(b) to end) on or before the Closing Date, and the Buyer shall forward to or reimburse Savient (or, if Savient so chooses, the Seller) for any such refunds (including any interest paid thereon) or credits of Taxes in accordance with Section 5.3.

(d) In the event that the Estimated Tax Amount exceeds the Taxes of the Rosemont Companies attributable to taxable periods ending (or deemed pursuant to Section 5.2(b) to end) on or before the Closing Date (where such Taxes have not already been paid as at the Closing Date), the excess shall be treated as a refund of Taxes attributable to taxable periods ending (or deemed pursuant to Section 5.2(b) to end) on or before the Closing Date for the purposes of Article V.

ARTICLE VI.

COVENANTS

Section 6.1 Access to Information; Record Retention.

(a) Subject to Section 6.1(b), the Buyer shall, and shall cause its Affiliates to, grant to the Savient Companies and the Savient Companies shall, and shall cause their respective Affiliates, to grant to the Buyer reasonable access (at reasonable times, on reasonable prior written notice and in a manner so as not to interfere with normal business operations) to the financial records and other information in its possession related to their conduct of the Business and such cooperation and assistance as shall be reasonably required to enable each of them to complete their legal, regulatory, stock exchange and financial reporting requirements and for any other reasonable business purpose, including for third-party litigation and insurance matters. The Buyer shall promptly reimburse the Seller for the reasonable out-of-pocket expenses of the Savient Companies associated with requests made by the Buyer under this Section 6.1(a) but no other charges (including the salary or cost of fringe benefits or similar expenses pertaining to employees of either Savient Company) shall be payable by the Buyer to the Seller in connection with such requests. The Seller shall promptly reimburse the Buyer for the reasonable out-of-pocket expenses of the Buyer associated with requests made by the Savient Companies under this Section 6.1(a) but no other charges (including the salary or cost of fringe benefits or similar expenses pertaining to employees of the Buyer) shall be payable by the Seller to the Buyer in connection with such requests.

(b) Notwithstanding anything to the contrary in Section 6.1(a), none of the parties nor any of its Affiliates shall be obligated to provide any information, documents or access pursuant to Section 6.1(a) that would (i) violate the provisions of any applicable laws or any contract or agreement to which it is a party or (ii) cause the loss of the disclosing party’s attorney-client privilege with respect thereto.

(c) Except as may otherwise be required by law or agreed to in writing by the parties, each party shall use commercially reasonable efforts to preserve, until six years after the Closing Date plus any additional time during which Savient advises Buyer that there is an ongoing tax audit or investigation, all financial and tax information and related material business records in its possession or control to the extent pertaining to the Business prior to the Closing. Notwithstanding the foregoing, in lieu of retaining any particular documents, any party may offer in writing to the other party to deliver such documents to the other party, and if such offer is not accepted within 90 days, the offered documents may be disposed of at any time.

Section 6.2 Use of Name.

(a) The Buyer shall, as promptly as practicable (and in any event within five Business Days) following the Closing, change, amend or terminate any certificates of assumed name or d/b/a filings, to discontinue any reference to the Retained Marks (as defined in this Section 6.2(a)). As used in this Agreement, “Retained Marks” means all trademarks, trade names and logos of Savient, and any contractions, abbreviations and simulations of Savient, other than the corporate name of each Rosemont Company and the Transferred Trademarks.

(b) Following the Closing, none of the Rosemont Companies or the Buyer shall have any right to use any Retained Marks, and the Rosemont Companies shall, and the Buyer shall cause the Rosemont Companies to, discontinue the use of all Retained Marks as of the Closing. Following the Closing, the Buyer shall not, and the Buyer shall not permit any Rosemont Company to, hold itself out as having any affiliation with the Savient Companies or any Affiliate of a Savient Company.

Section 6.3 Payment of Assumed Liabilities. In the event that either Savient Company (or an Affiliate thereof) inadvertently pays or discharges, after the Closing, any Assumed Liabilities, the Buyer shall reimburse such Savient Company or such Affiliate for the amount so paid or discharged within three Business Days of being presented with written evidence of such payment or discharge.

Section 6.4 Further Assurances. At any time and from time to time after the Closing Date, as and when reasonably requested by any party hereto and at such party’s expense, the other party shall promptly execute and deliver, or cause to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further or other actions as are necessary to evidence and effectuate the transactions contemplated by this Agreement.

Section 6.5 Restrictive Covenants. The parties agree that the Buyer is relying on the covenants and agreements set forth in this Section 6.5, that without such covenants the Buyer would not enter into this Agreement or consummate the transactions contemplated hereby, and that the Purchase Price is sufficient consideration to make the covenants and agreements set forth herein enforceable.

(a) Non-Competition.

(i) Subject to Section 6.5(a)(ii), each of the Savient Companies agrees that from and after the Closing Date and until two years following the Closing Date (the “Non-Competition Period”), Savient shall not, directly or indirectly (including through any Subsidiary), without the prior consent of the Buyer, engage in the business of developing, manufacturing, marketing or selling (A) oral liquid formulations of the prescription products set forth on Schedule 6.5 under the column heading “Product” in the jurisdiction(s) set forth on Schedule 6.5 under the column heading “Territory” opposite the name of such product or (B) additionally, in the U.K. and Republic of Ireland only, any oral liquid formulation of a prescription product that is not protected or covered by an issued patent or pending patent application and is not marketed or sold under a brand name (the “Restricted Business”).

(ii) Notwithstanding Section 6.5(a)(i), none of Savient or any of its Subsidiaries shall be prohibited from:

(A) continuing to engage in any type of business conducted by Savient or any of its Subsidiaries as of the date hereof which is not part of the Business or developing, manufacturing, marketing or selling products or developing, providing, marketing or selling services which are not part of the Business;

(B) acquiring or owning less than 5% (by voting power) of the outstanding capital stock of any publicly-traded company which is engaged in the Restricted Business;

(C) performing its obligations under this Agreement or otherwise taking actions in connection with the winding up of the Business; or

(D) acquiring any entity which is engaged in the Restricted Business if either: (1) in its last full fiscal year prior to such acquisition, the consolidated revenues of such entity from the Restricted Business constituted less than 25% of the consolidated revenues of such entity; or (2) Savient or such of its Subsidiaries, as the case may be, thereafter uses, until the later to occur of the expiration of the Non-Competition Period and 12 months after such acquisition, reasonable commercial efforts to sell that portion of the business of such entity as constitutes the Restricted Business, upon terms and conditions and at a price deemed acceptable by Savient or such of its Subsidiaries, as the case may be; provided, however, that if such entity has any consolidated revenues from customers located in the U.K. or the Republic of Ireland (such portion of the Restricted Business, the “U.K./Irish Restricted Business”), then (i) such consolidated revenues from the U.K./Irish Restricted Business shall not exceed 5% of the consolidated revenues of such entity, and (ii) Savient or such of its Subsidiaries, as the case may be, shall use, until the later to occur of the expiration of the Non-Competition Period and 12 months after such acquisition, reasonable commercial efforts to sell that portion of the business of such entity as constitutes the U.K./Irish Restricted Business, upon terms and conditions and at a price deemed acceptable by Savient or such of its Subsidiaries, as the case may be.

(b) Non-Solicitation. Each of the Savient Companies agrees that during the Non-Competition Period, Savient shall not, nor will it permit any of its Subsidiaries to, encourage any Person that is a then-existing supplier or customer of Rosemont to terminate or reduce its business relationship with Rosemont.

(c) Confidentiality. Each of the Savient Companies recognizes and acknowledges that as of the Closing, such Person has knowledge of confidential and proprietary information concerning the Business and the Rosemont Companies, including information relating to financial statements, client or customer identities, potential clients or customers, employees, suppliers, equipment, programs, strategies, analyses, profit margins or other confidential and proprietary information (“Confidential Information”). In light of the foregoing, during the Non-Competition Period, each of the Savient Companies shall maintain the confidentiality of, and refrain from using or disclosing to any Person, all Confidential Information, except to the extent disclosure of any such information (i) is required by law or regulations of The Nasdaq National Market to be disclosed or (ii) is or becomes generally available to the public other than as a result of disclosure by any Savient Company, any of their respective Affiliates (in their capacity as such) or agents (in their capacity as such), in each case that is in violation of this Section 6.5(c). In the event that any Savient Company reasonably believes after consultation with internal or external counsel that it is required by law or regulations of The Nasdaq National Market to disclose any Confidential Information, such Savient Company will (A) if reasonably practicable, provide the Buyer with notice before such disclosure and (B) use commercially reasonable efforts to cooperate with the Buyer (at Buyer’s expense) in any attempt by the Buyer to obtain a protective order or other assurance of confidentiality.

(d) Interference with Relationships. During the Non-Competition Period, none of the Savient Companies shall employ, engage, recruit or solicit for employment or engagement any person that served as an employee of any Rosemont Company as of the Closing; provided, however, that the conduct by any Savient Company of a general advertising or solicitation program that is not specifically targeted at any Covered Employee shall not be a violation of this Section 6.5(d); provided further, however, that it is understood that Paul Hamelin is an employee of Savient, and his continued employment by Savient shall not be a violation of this Section 6.5(d).

(e) Non-Disparagement. During the Non-Competition Period, the Savient Companies shall refrain from making any statement, public or otherwise, the primary purpose of which is to harm the Business.

(f) Blue-Pencil. If any court of competent jurisdiction shall at any time deem the time period of any particular restrictive covenant contained in this Section 6.5 too lengthy or the geographic area covered too extensive, the other provisions of this Section 6.5 shall nevertheless stand, and such time period or geographic area of such restrictive covenant shall be reduced (but not increased or expanded) to the maximum time period or geographic area that would be enforceable by such court.

(g) Remedies. Each Savient Company acknowledges and agrees that the covenants set forth in this Section 6.5 are reasonable and necessary for the protection of the Buyer’s business interests, that irreparable injury will result to the Buyer if any Savient Company breaches any of the terms of this Section 6.5 and that in the event of an actual breach by such Savient Company of any of the provisions contained in this Section 6.5, the Buyer will have no adequate remedy at law. Each Savient Company accordingly agrees that in the event of any actual breach by it of any of the provisions contained in this Section 6.5, the Buyer shall be entitled to injunctive and other equitable relief without (i) the posting of any bond or other security and (ii) the necessity of showing that monetary damages are an adequate remedy. Nothing contained herein shall be construed as prohibiting the Buyer from pursing any other remedies available to it for such breach or threatened breach, including the recovery of any damages that it is able to prove.

Section 6.6 Replacement of Savient as Guarantor. As soon as reasonably practicable following the Closing, the Buyer and the Seller shall cooperate and use commercially reasonable efforts to arrange for either (i) the substitution (or other replacement arrangement) of Savient as guarantor under each of the leases listed on Schedule 6.6 (the “Guaranteed Leases”), which substitution or other replacement arrangement shall include a full and complete release of Savient and its Affiliates or (ii) an arrangement pursuant to which Savient’s liability under its guarantees of the Guaranteed Leases is insured (or otherwise carried) by a third party (any substitution or other replacement described in clause (i) or arrangement described in clause (ii), a “Release Arrangement”). The parties agree that the Buyer’s commercially reasonable efforts pursuant to the immediately preceding sentence shall require the Buyer to (a) agree, if requested in connection with any Release Arrangement, to guarantee Rosemont’s performance and payment under any Guaranteed Leases, on terms substantially similar to the guarantees by Savient in place as of the date hereof, (b) agree, if requested in connection with any Release Arrangement, to cause its parent entity Ingleby 1706 Limited (which is in the process of changing its name to Rosemont Holdings Limited) to guarantee Rosemont’s performance and payment under any Guaranteed Leases, on terms substantially similar to the guarantees by Savient in place as of the date hereof, and (c) pay (or, if applicable, reimburse Savient for) 50% of any amounts requested by the landlord or necessary to purchase financial instruments, insurance or other forms of security in connection with any Release Arrangement, provided that the Buyer shall not be required to pay any amount in excess of £75,000 pursuant to this clause (c).

Section 6.7 Payment of Retention Bonus Surplus. No later than the seven month anniversary of the Closing Date, the Buyer shall pay to the Seller in cash, by wire transfer of immediately available funds to one or more accounts designated by the Seller, the difference of (a) £401,900 minus (b) the difference of (i) the total amount of any payments actually made by Rosemont in accordance with the Rosemont Pharmaceuticals Retention Payment Proposal dated March 2006, as such program is in effect immediately prior to the Closing (the “Retention Program”), to any person set forth on Schedule 6.7 in the amount set forth on Schedule 6.7 under the column heading “Retention Amount” opposite such person’s name minus (ii) the amount of any such payments that are actually repaid to Rosemont pursuant to the terms of the Retention Program.

ARTICLE VII.

MISCELLANEOUS

Section 7.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to a Person, any other Person controlling, controlled by or under common control with such first Person; provided that each Rosemont Company will be deemed an “Affiliate” of each Savient Company prior to the Closing, and an “Affiliate” of the Buyer following the Closing.

“Business” means the business of developing, manufacturing, marketing and selling oral liquid formulations of prescription products as currently conducted by the Rosemont Companies and, with respect to the Acquired Assets only, the Savient Companies.

“Business Material Adverse Effect” means a material adverse effect on the business, assets or results of operations of the Business as a whole, or on the ability of the Savient Companies to consummate the transactions contemplated by this Agreement.

“Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in New York, New York United States of America or London, United Kingdom are permitted or required by law, executive order or governmental decree to remain closed.

“FDA” means the United States Food and Drug Administration.

“Fully Indemnified Representations” means the representations and warranties contained in Section 2.1, Section 2.2, Section 2.3 and Section 2.14.

“GAAP” means generally accepted accounting principles of the United Kingdom.

“Governmental Entity” means the government of the United States of America, the United Kingdom or any state, local or foreign government, court of competent jurisdiction, administrative agency, commission, instrumentality, administrative or self-regulatory authority or other public or quasi-public governing body.

“Lien” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract, agreement or by operation of law), other than any mortgage, pledge, security interest, encumbrance, charge or other lien (i) in the nature of mechanic’s, materialmen’s, carrier’s, repairer’s, landlord’s or other similar liens, (ii) arising under worker’s compensation, unemployment insurance, social security, retirement or similar legislation, (iii) arising in the ordinary course of business on goods in transit, (iv) for Taxes not yet due and payable, (v) for Taxes which are being contested in good faith and by appropriate proceedings, or (vi) arising solely by action of the Buyer.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, Governmental Entity, unincorporated organization or other entity.

“Personal Data” means any Personal Data (as defined in the DPA 1998) held by any Savient Group Company concerning the Business, which Personal Data is disclosed to the Buyer in contemplation of or in connection with this Agreement.

“Rosemont Companies” means, collectively, Acacia, Rosemont and the Rosemont Subsidiary.

“Savient Group Companies” means, collectively, Savient and all of its Subsidiaries.

“Subsidiary” means, with respect to a Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Person (or another Subsidiary of such Person) holds stock or other ownership interests representing more that 50% of the voting power of all issued and outstanding stock or ownership interests of such corporation, partnership, trust, limited liability company or other non-corporate business enterprise.

“Tax” means all taxes, including income, foreign income, gross receipts, ad valorem, value-added, customs, duties, excise, real property, personal property, sales, use, transfer, withholding, employment, social security charges and franchise taxes imposed by any Governmental Entity, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Tax Returns” means all reports, returns, declarations, statements, forms, claims for refunds or statements relating to Taxes or other information required to be supplied to a Governmental Entity in connection with Taxes under any applicable United States, United Kingdom, state, local or foreign law.

Section 7.2 Savient Guarantee. Savient hereby unconditionally guarantees the due and punctual performance of all of the Seller’s obligations to the Buyer pursuant to and in accordance with this Agreement. This guarantee is an irrevocable guarantee of payment (and not just of collection) and shall continue in effect notwithstanding any extension or modification of the terms of this Agreement or any other act or event which might otherwise operate as a legal or equitable discharge of such guarantor.

Section 7.3 [Intentionally omitted]

Section 7.4 Public Disclosure. No public disclosure concerning the transactions contemplated by this Agreement shall be issued by either party without the prior consent (which consent shall not be unreasonably withheld or delayed) of the Buyer (in the case of a disclosure by either Savient Company) or the Seller (in the case of a disclosure by the Buyer), except as such disclosure may be required by law or regulations, including the rules of any securities exchange or quotation service or to any financing source (in the case of a disclosure by the Buyer).

Section 7.5 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Buyer, each Savient Company and their respective successors and permitted assigns and, to the extent expressly specified herein, their respective Affiliates.

Section 7.6 Action to be Taken by Affiliates. Each of the Buyer and the Savient Companies shall cause their respective Affiliates to comply with all of the obligations specified in this Agreement to be performed by such Affiliates.

Section 7.7 Entire Agreement. This Agreement, the agreement entered into as of the date hereof among the Buyer, Close Brothers Private Equity LLP and the Savient Companies regarding confidentiality (the “Confidentiality Agreement”), and the letter agreement entered into as of the date hereof among Savient, on the one hand, and the Buyer and Rosemont, on the other hand, regarding a commercial arrangement relating to allopurinol (the “Allopurinol Letter Agreement”), constitute the entire agreement between the Buyer and the Savient Companies with respect to the subject matter hereof and thereof, and supersede any prior agreements or understandings between the Buyer and either Savient Company with respect to such matters. Any deeds, bills of sale, instruments of transfer or assumption, assignments and other instruments of conveyance executed in connection with the transactions to be consummated at the Closing pursuant to this Agreement are intended to document the transactions contemplated by this Agreement, and not to modify any of the terms or conditions hereof, and when delivered at the Closing, shall not supersede or modify this Agreement, the Confidentiality Agreement or the Allopurinol Agreement in any respect.

Section 7.8 Succession and Assignment. No party may assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the Buyer (in the case of an assignment by either Savient Company) or the Seller (in the case of an assignment by the Buyer), and any such assignment without such prior written consent shall be null and void. Notwithstanding the foregoing, (i) any party may assign this Agreement or some or all of its rights, interests and obligations hereunder without such consent to one or more Affiliates of such party and (ii) the Buyer may assign this Agreement or some or all of its rights, interests and obligations hereunder to parties providing financing to the Buyer; provided that in any assignment pursuant to clause (i) or (ii), such assigning party shall remain liable for all of its obligations under this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

Section 7.9 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered or given (i) one Business Day after it is sent within either the United States or the United Kingdom by commercial one-day overnight courier service or (ii) two Business Days after it is sent internationally by commercial two-day international overnight courier service, in each case to the intended recipient as set forth below:

If to the Buyer:	Copy to:
INGLEBY (1705) Limited c/o Rosemont Pharmaceuticals Limited Rosemont House Yorkdale Industrial Park Braithwaite Street Leeds, LS11 9XE United Kingdom Attention: Neil Salvin	Close Brothers Private Equity LLP 10 Throgmorten Avenue London EC2N 2DL United Kingdom Attention: Sean Dinnen
Fax: +44 113 245 3567	Fax: +44 207 588 6815
If to the Seller:	Copy to:
Savient Pharma Holdings, Inc. 103 Foulk Road, Suite 273 Wilmington, DE 19803 United States Attention: Philip K. Yachmetz, Esq.	Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 United States Attention: David E. Redlick, Esq.
Fax: +1 302 652 8667	Fax: +1 617 526 5000

If to Savient:	Copy to:
Savient Pharmaceuticals, Inc. One Tower Center Fourteenth Floor East Brunswick, New Jersey 08816 United States Attention: Philip K. Yachmetz, Esq.	Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 United States Attention: David E. Redlick, Esq.
Fax: +1 732 418 9065	Fax: +1 617 526 5000

Any party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, messenger service, facsimile, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given or delivered unless and until it actually is received by the party for whom it is intended. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

Section 7.10 Amendments and Waivers. The Buyer and the Savient Companies may mutually amend or waive any provision of this Agreement at any time. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the parties.

Section 7.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the body making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

Section 7.12 Governing Law. This Agreement and any disputes hereunder shall be governed by and construed in accordance with the laws of the State of Delaware, United States of America, without giving effect to any choice or conflict of law provision or rule that would cause the application of any other laws.

Section 7.13 Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, any appropriate state or federal court in the State of Delaware, in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.9. Nothing in this Section 7.13, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

Section 7.14 Disclosure. The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article II. The disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in Article II to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Business, has resulted in or would result in a Business Material Adverse Effect, or is outside the ordinary course of business. The phrase “to the knowledge of the Savient Companies” or any phrase of similar import means and is limited to the actual knowledge, without inquiry, of Paul Hamelin, R.Ph., Senior Vice President, Commercial Operations and Managing Director of Rosemont; John Blythe, General Manager and Sales and Marketing Director of Rosemont; Neil Salvin, Finance Director and Secretary of Rosemont; Desmond Boyd, Quality Director of Rosemont; and Philip K. Yachmetz, Executive Vice President and Chief Business Officer of Savient.

Section 7.15 Construction. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (i) “either” and “or” are not exclusive and “include”, “includes” and “including” are not limiting; (ii) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) “date hereof” refers to the date set forth in the initial caption of this Agreement; (iv) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (v) descriptive headings and the table of contents are inserted for convenience only and do not affect in any way the meaning or interpretation of this Agreement; (vi) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vii) references to a contract or agreement mean such contract or agreement as amended or otherwise modified from time to time; (viii) references to a Person are also to its permitted successors and assigns; (ix) references to an “Article”, “Section”, “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (x) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (xi) references to “£” or otherwise to pound sterling amounts refer to the lawful currency of the United Kingdom; (xii) references to the “U.S.” or the “United States” means the United States of America; (xiii) references to the “U.K.” or the “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland and (xiv) references to a law include any rules, regulations and delegated legislation issued thereunder. The language used in this Agreement shall be deemed to be the language chosen by the Buyer and the Savient Companies to express their mutual intent, and no rule of strict construction shall be applied against the Buyer or either Savient Company.

Section 7.16 Waiver of Jury Trial. To the extent permitted by applicable law, each of the Buyer and the Savient Companies hereby irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of any party in the negotiation, administration, performance and enforcement of this Agreement.

Section 7.17 Counterparts and Facsimile Signature. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by exchange of signatures by facsimile or a portable document format or similar electronic file format attachment to email.

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The parties have executed this Agreement as of the date set forth in the initial caption of this Agreement.

SAVIENT PHARMACEUTICALS, INC.
By:	/s/ Philip K. Yachmetz

Name: Philip K. Yachmetz
Title: Executive Vice President and Chief Business Officer
SAVIENT PHARMA HOLDINGS, INC.
By:	/s/ Christopher Clement

Name: Christopher Clement
Title: Director, President and Chief Executive Officer
INGLEBY (1705) LIMITED
By:	/s/ John Blythe

Name: John Blythe
Title: Director